Exhibit 21

Subsidiaries of the Registrant

Allin Corporation wholly owns the following subsidiaries:

Name of Subsidiary	State of Incorporation	Additional Names under which Subsidiary Conducts Business

Allin Consulting of Pennsylvania, Inc.	Pennsylvania	Allin Consulting
Allin Corporation of California	California	Allin Consulting
Allin Interactive Corporation	Delaware	Allin Interactive
Allin Network Products, Inc.	California
Allin Holdings Corporation	Delaware

          Except as noted above, each subsidiary does business exclusively under its corporate name, with or without the corporate indicator.

          Allin Digital Imaging Corp. was operated as a wholly-owned subsidiary of Allin Corporation from its formation in August 1996 until December 31, 2002, when it was merged into Allin Interactive Corporation.

Exh. 21-A